# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crescent Private Credit Income Corp, CIK 0001954360
CUSIP: CPC7033CZ
Title of class of securities: Class I Shares of Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 06/02/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002075359

## Reporting persons
- SLC Asset Management ULC: type of reporting person: corporation (CO), non-U.S. institution (FI), investment company (IV); citizenship or place of organization: Ontario Canada (A6); sole voting power 4,674,723; shared voting power 0; sole dispositive power 4,674,723; shared dispositive power 0; aggregate amount beneficially owned 4,674,723 (48.3% of the class)
  Comment: * This Amendment No. 4 is filed for the purpose of adding SLC Asset Management ULC as an additional joint filer. SLC Asset Management ULC is a wholly-owned subsidiary of BK Canada Holdings Inc. Effective as of June 2, 2025, in connection with a corporate reorganization transaction, BK Canada Holdings Inc. transferred all of its shares in the Issuer to SLC Asset Management ULC. Sun Life Financial Inc. is the parent holding company of each of BK Canada Holdings Inc., SLC Asset Management ULC and Sun Life Assurance Company of Canada.
- BK Canada Holdings Inc.: type of reporting person: corporation (CO), non-U.S. institution (FI), investment company (IV); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 4,674,723; sole dispositive power 0; shared dispositive power 4,674,723; aggregate amount beneficially owned 4,674,723 (48.3% of the class)
- Sun Life Assurance Co of Canada: type of reporting person: corporation (CO), non-U.S. institution (FI), insurance company (IC); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,200,000; shared voting power 0; sole dispositive power 1,200,000; shared dispositive power 0; aggregate amount beneficially owned 1,200,000 (12.4% of the class)
- Sun Life Financial Inc: type of reporting person: corporation (CO), non-U.S. institution (FI), parent holding company or control person (HC); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 5,874,723; sole dispositive power 0; shared dispositive power 5,874,723; aggregate amount beneficially owned 5,874,723 (60.7% of the class)

## Item 1. Issuer
Name of issuer: Crescent Private Credit Income Corp
Address of issuer's principal executive offices: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, California, 90025

## Item 2. Person Filing
Name of person filing:
(i) SLC Asset Managment ULC ("SLCAM")
(ii) BK Canada Holdings Inc. ("BKCH")
(iii) Sun Life Assurance Company of Canada ("SLA")
(iv) Sun Life Financial Inc. ("SLF")
Address of principal business office or, if none, residence:
SLCAM, BKCH, SLA and SLF

One York Street
Toronto, Ontario, Canada M5J 0B6
Citizenship: SLCAM, BKCH, SLA and SLF: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) SLCAM: 4,674,723
(ii) BKCH: 4,674,723
(iii) SLA: 1,200,000
(iv) SLF: 5,874,723
Percent of class:
(i) SLCAM: 48.3%
(ii) BKCH: 48.3%
(iii) SLA: 12.4%
(iv) SLF: 60.7%
Sole power to vote or to direct the vote:
(i) SLCAM: 4,674,723
(ii) BKCH: 0
(iii) SLA: 1,200,000
(iv) SLF: 0
Shared power to vote or to direct the vote:
(i) SLCAM: 0
(ii) BKCH: 4,674,723
(iii) SLA: 0
(iv) SLF: 5,874,723
Sole power to dispose or to direct the disposition:
(i) SLCAM: 4,674,723
(ii) BKCH: 0
(iii) SLA: 1,200,000
(iv) SLF: 0
Shared power to dispose or to direct the disposition:
(i) SLCAM: 0
(ii) BKCH: 4,674,723
(iii) SLA: 0
(iv) SLF: 5,874,723

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Insurance Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- SLC Asset Management ULC: /s/ Marlene Van den Hoogen, Marlene Van den Hoogen, President and Director (08/12/2025)
- BK Canada Holdings Inc.: /s/ Stephen Peacher, Stephen Peacher, Director (08/12/2025)
- Sun Life Assurance Co of Canada: /s/ Randolph B. Brown, Randolph B. Brown, Authorized Signatory (08/12/2025)
- Sun Life Assurance Co of Canada: /s/ Brett W. Pacific, Brett W. Pacific, Authorized Signatory (08/12/2025)
- Sun Life Financial Inc: /s/ Randolph B. Brown, Randolph B. Brown, Authorized Signatory (08/12/2025)
- Sun Life Financial Inc: /s/ Brett W. Pacific, Brett W. Pacific, Authorized Signatory (08/12/2025)